中策集團有限公司
China Strategic Holdings Limited

香港九龍鴻圖道51號保華企業中心8樓
8/F Paul Y. Centre, 51 Hung To Road,
Kwun Tong, Kowloon, Hong Kong.
Tel電話：(852) 23720130 Fax傳真：(852) 25376591

香港花園道一號中銀大廈52樓
52/F., Bank of China Tower,
1 Garden Road, Hong Kong.
Tel 電話: (852) 2514 0300
Fax 傳真: (852) 2537 6591



FOR[redacted]RANSMITTAL LETTER TO THE SEC



02028888

3rd May, 2002

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 3rd April, 2002 in relation to the delay in dispatch of circular;
2. Announcement dated 16th April, 2002 in relation to the final results for the year ended 31st December, 2001;
3. Announcement dated 24th April, 2002 in relation to the delay in dispatch of circular;
4. 2001 Annual Report; and
5. Circular dated 30th April, 2002 regarding the general mandate to issue and repurchase shares of CSH.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

Jenny Chan
Secretary

Encl.

JC/DT/CSH02

c.c. Ms. Irene Cheng of Hong Kong Securities Clearing Company Limited (w/o enclosures)

File NO. 82-3596

Hong Kong iMail Thursday, April 4, 2002



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

DELAY IN DESPATCH OF CIRCULAR

Reference is made to the Announcement of China Strategic Holdings Limited, Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited. The directors of the Company wish to announce that the despatch of the Circular will be postponed to on or before 25th April, 2002.

Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the joint announcement of China Strategic Holdings Limited, Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited on 14th March, 2002 (the "Announcement").

EXTENSION OF TIME FOR DESPATCH OF CIRCULAR

Pursuant to Rule 8.2 of the Takeovers Code, the circular relating to the Rights Issue with Bonus Issue and the application of the Whitewash Waiver (the "Circular") should be posted by 4th April, 2002. The directors of the Company wish to postpone the despatch of the Circular to on or before 25th April, 2002 because further time is required to compile information contained in the Circular. Application for an extension of time has been made to and approved by the Executive to despatch the Circular on or before 25th April, 2002.

EXPECTED TIMETABLE

Due to the aforesaid delay in despatch of the Circular, the expected timetable is revised as follows:

	2002
Despatch of circular to Shareholders on or before	25th April
Last day of dealing of Shares on a cum-rights basis	9th May
First day of dealing of Shares on an ex-rights basis	10th May
Latest time for Shareholders to lodge transfer of Shares in order to qualify for the Rights Issue	4:00 p.m. on 13th May
Register of members closed	14th May to 21st May
Latest time for lodging proxy forms	10:00 a.m. 19th May
EGM	10:00 a.m. 21st May
Record Date	21st May
Register of members re-open	22nd May
Prospectus Documents to be despatched	24th May
First day of dealing in nil-paid Rights Shares	28th May
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on 31st May
Last day of dealing in nil-paid Rights Shares	5th June
Latest time for payment and acceptance of Rights Shares	4:00 p.m. on 10th June
Each of the Underwriting Agreements becomes unconditional	4:00 p.m. on 13th June
Publication of announcement of results of Rights Issue and any excess application on newspapers	14th June
Despatch of refund cheques for wholly or partially unsuccessful applications for excess Rights Shares	17th June
Despatch of certificates for fully-paid Rights Shares and Bonus Warrants	17th June
Commencement of dealings of fully-paid Rights Shares and Bonus Warrants	10:00 a.m. on 19th June

By Order of the Board
Lien Kait Long
Director

Hong Kong, 3rd April, 2002

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

File No. 82-3596



China Strategic Holdings Limited
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER, 2001

The directors of China Strategic Holdings Limited (the "Company") announce that the audited consolidated financial statements of the Company and its subsidiaries (the "Group") for the year ended 31st December, 2001 together with comparative figures for the previous year are as follows:

CONSOLIDATED INCOME STATEMENT

	Notes	2001 HK$'000	2000 HK$'000
Turnover	3	3,234,404	3,158,058
Cost of sales		(2,971,785)	(2,766,813)
Gross profit		262,619	391,245
Other revenue	4	168,178	210,373
Distribution costs		(179,879)	(161,656)
Administrative expenses		(242,744)	(282,226)
Other expenses	5	(909,862)	(869,985)
Loss from operations	6	(901,688)	(712,249)
Finance costs		(81,462)	(88,487)
Share of results of associates		(17,997)	(12,147)
Loss before taxation		(1,001,147)	(812,883)
Taxation	7	(5,982)	(6,608)
Loss before minority interests		(1,007,129)	(819,491)
Minority interests		408,399	88,809
Net loss for the year		(598,730)	(730,682)
Dividend		-	46,098
Loss per share	8		
Basic		HK$(1.30)	HK$(1.59)
Diluted		N/A	N/A

Notes:

1. **ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE**

During the year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these new and revised SSAPs had no significant effect on the financial statements for the current or prior year except that in accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which increased the retained profits of the Group and the Company, respectively, as at 1st January, 2000 by HK$46,098,000. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

2. **SEGMENTAL INFORMATION**

Business segment

For management purposes, the Group is currently organised into the following divisions. These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's turnover and contribution to operating results and segmental assets and liabilities by business segments is as follows:

	Toll highway operation HK$'000	Tires HK$'000	Heavy Industry HK$'000	Consumer goods HK$'000	Electronic products HK$'000	Pharmaceutical products HK$'000	Property investment HK$'000	Hotel operation HK$'000	Newspaper publication HK$'000 (Note)	Investment in securities, loan receivables HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2001													
REVENUE													
External sales	-	1,600,262	135,036	189,706	24,330	62,077	65,643	50,523	132,331	-	76,072	-	3,335,348
Inter-segment sales	-	-	-	-	-	-	1,685	-	-	-	2,130	(3,815)	-
Total revenue	-	1,600,262	135,036	189,706	24,330	62,077	67,328	50,523	132,331	-	78,202	(3,815)	3,335,348
RESULT													
Segment result	(364,272)	(120,124)	2,503	7,130	(6,990)	8,591	(138,553)	(10,125)	(31,443)	(206,381)	(2,782)		(874,984)
Unallocated corporate expenses													(104,833)
Finance costs													(81,462)
Interest income													71,725
Dividend income													5,509
Share of results of associates	-	-	-	-	-	(6,995)	-	-	(8,998)	-	(2,004)		(17,997)
Loss before taxation													(1,001,147)
Taxation													(5,982)
Loss before minority interests													(1,007,129)
Minority interests													408,399
Net loss for the year													(598,730)
Assets and Liabilities at 31st December, 2001													
ASSETS													
Segment assets	943,836	1,304,852	124,171	131,640	19,533	135,625	603,285	288,142	-	1,837,562	96,838		5,934,338
Interest in associates	-	83,133	-	-	-	-	17,533	-	64,899	-	5,644		176,260
Unallocated total assets													143,978
Consolidated total assets													6,254,576
LIABILITIES													
Segment liabilities	(721,206)	(637,413)	(44,244)	(40,281)	(38,723)	(84,861)	(121,401)	(8,633)	-	-	(2,198)		(1,630,252)
Unallocated corporate liabilities													(1,139,952)
Consolidated total liabilities													(2,770,204)
Other information for the year ended 31st December, 2001													
Capital expenditure													
- Property, plant and equipment	273,565	118,195	4,199	11,167	34	134,335	21,500	-	41,333	-	1,080		585,436
- Properties underheld for development	-	-	-	-	-	-	5,393	-	-	-	-		5,393
- Investment properties	-	-	-	-	-	-	96,510	-	-	-	-		96,510
Depreciation and amortisation	-	110,756	4,346	7,591	837	1,079	1,792	-	11,165	-	1,794		146,403
Impairment and revaluation loss	364,273	99,524	-	-	-	-	123,108	25,000	-	58,413	17,592		666,909
Other non-cash expenses	-	84,973	-	-	-	-	-	-	-	139,971	-		224,944

Inter-segment revenue are charged at market rates

	Toll highway operation HK$'000	Tires HK$'000	Heavy Industry HK$'000	Consumer goods HK$'000	Electronic products HK$'000	Pharmaceutical products HK$'000	Property investment HK$'000	Hotel operation HK$'000	Newspaper publication HK$'000 (Note)	Investment in securities, loan receivables HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2000													
REVENUE													
External sales	-	2,600,155	107,965	220,246	92,707	30,241	19,676	30,469	9,331	-	58,841	-	3,167,208
Inter-segment sales	-	-	-	-	-	-	-	-	-	-	2,519	(2,519)	-
Total revenue	-	2,600,155	107,965	220,246	92,707	30,241	19,676	30,469	9,331	-	61,360	(2,519)	3,167,208
RESULT													
Segment result	(772,700)	(35,302)	(19,572)	5,467	(73)	30,241	(387,095)	(4,191)	(1,626)	(163,756)	635,041		(780,756)
Unallocated corporate expenses													(52,716)
Finance costs													(88,487)
Interest income													114,714
Dividend income													6,509
Share of results of associates	-	-	-	-	-	-	-	-	-	6,968	(19,115)		(12,147)
Loss before taxation													(812,883)
Taxation													(6,608)
Loss before minority interests													(819,491)
Minority interest													88,809
Net loss for the year													(730,682)
Assets and Liabilities at 31st December, 2000													
ASSETS													
Segment assets	1,101,600	3,049,173	51,009	175,658	55,113	-	699,872	233,364	163,644	943,731	165,884		6,643,145
Interests in associates	-	89,889	-	-	-	-	-	-	-	-	25,863		115,752
Unallocated total assets													973,437
Consolidated total assets													7,732,334
LIABILITIES													
Segment liabilities	(631,906)	(742,576)	(51,631)	(64,570)	(15,973)	-	(194,552)	(21,722)	(44,205)	-	(10,106)		(1,781,831)
Unallocated corporate liabilities													(1,401,273)
Consolidated total liabilities													(3,183,104)
Other information for the year ended 31st December, 2000													
Capital expenditure													
- Property, plant and equipment	873,273	65,006	31,363	8,609	3,302	-	458,395	225,000	-	-	2,116		1,667,343
- Properties underheld for development	-	-	-	-	-	-	200,410	-	-	-	-		200,410
- Investment properties	-	-	-	-	-	-	71,811	-	-	-	-		71,819
- Intangible assets	-	-	-	-	-	-	-	-	107,656	-	-		107,656
Depreciation and amortisation	-	79,441	10,227	8,420	3,426	-	1,430	-	442	-	-		111,392
Impairment loss	-	82,277	-	-	-	-	-	-	-	46,000	26,734		[illegible]
Other non-cash expenses	-	11,382	-	-	-	-	-	-	-	483,656	-		494,838

Inter-segment revenue was charged at market rates

Notes:

In December, 2001, the Group's interest in Actiwater Resources Limited ("Actiwater"), which is mainly engaged in newspaper publishing, was disposed of to Sing Pao Media Group Limited ("Sing Pao Media", formerly STAREASTnet.com Corporation). The gain on disposal of Actiwater was approximately HK$93,806,000.

Upon the completion of the disposal, the Group held approximately 27.97% interest in Sing Pao Media and the business segment of newspaper publishing was regarded as discontinued operation in 2001.

Geographical Segments

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

	Turnover 2001 HK$'000	Turnover 2000 HK$'000	Capital additions 2001 HK$'000	Capital additions 2000 HK$'000
PRC, other than Hong Kong	3,006,346	3,144,185	(168,095)	(55,713)
Hong Kong	228,058	13,873	(673,894)	(647,819)
Overseas	-	-	(59,699)	(8,717)
	3,234,404	3,158,058	(901,688)	(712,249)
Finance costs			(81,462)	(88,487)
Share of results of associates			(17,997)	(12,147)
Loss before taxation			(1,001,147)	(812,883)

The following is an analysis of the carrying amount of segment assets, and capital additions analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets 2001 HK$'000	Carrying amount of segment assets 2000 HK$'000	Capital additions 2001 HK$'000	Capital additions 2000 HK$'000
PRC, other than Hong Kong	4,799,836	5,554,164	676,251	1,937,167
Hong Kong	1,052,700	1,614,158	14,087	110,660
Overseas	402,040	564,012	-	-
	6,254,576	7,732,334	690,338	2,047,827

3. **TURNOVER**

	2001 HK$'000	2000 HK$'000
Sales of goods, net of returns and sales taxes	2,986,793	3,091,851
Publication of newspaper	132,311	9,818
Sales of properties	58,800	12,500
Hotel operation	50,518	38,469
Rental income	5,982	5,420
	3,234,404	3,158,058

4. **OTHER REVENUE**

	2001 HK$'000	2000 HK$'000
Net gain on disposal/dilution/of interest in subsidiaries/business *(note a)*	26,057	16,892
Add: Goodwill previously credited to reserves	25,262	3,958
Add: Exchange reserve realised	650	691
Non-distributable reserves realised	11,078	3,151
	63,047	24,692
Gain on disposal/dilution of interest in associates *(note b)*	-	15,436
Add/(Less): Goodwill previously written off against reserves	-	(3,751)
Exchange reserve realised	-	2,735
Non-distributable reserves realised	-	557
	-	14,977
Interest income	71,725	114,714
Dividend income from listed investments	5,509	6,509
Written back of allowance for bad debts	10,390	9,754
Others	17,507	39,727
	168,178	210,373

NOTICES

Notes:

(a) The net gain on disposal/dilution of interest in subsidiaries/business in 2001 comprises (i) the gain on disposal of the Group's interest in Actiwater of approximately HK$93,806,000; disposal of Gold Brilliant Limited of approximately HK$3,309,000 and disposal of other subsidiaries of HK$16,035,000; and (ii) the net loss on disposal of the Group's interest in Dalian C.S.I. Metal Containers Co., Ltd. of approximately HK$8,812,000; Ningbo Zhonghua Electronics Co., Ltd. of approximately HK$255,000; dilution of the Group's interest in China Land Group Limited ("China Land") of approximately HK$30,038,000 and the loss on disposal of certain business in Double Happiness Tyne Industries Corporation Limited of approximately HK$10,998,000.

The net gain on disposal/dilution/partial disposal of the interest in subsidiaries in 2000 comprised (i) the net gain on disposal of the Group's interest in China Estate (Holdings) Limited of HK$12,444,000; Yantai C.S.I. Pharmaceutical Company Limited of HK$30,241,000; and partial disposal of other subsidiaries of HK$5,036,000; and (ii) the net loss on disposal of the Group's interest in Wuxi C.S.I. Mechanical and Electrical Equipment Company Limited of HK$5,673,000 and Ningbo C.S.I. Power & Machinery Group Company Limited of HK$17,356,000.

(b) The net gain on disposal/dilution of interest in associates in 2000 comprised (i) loss on disposal of the Group's interest in China Packaging Equipment (H.K.) Company Limited of HK$2,488,000; (ii) the net gain on dilution of the Group's interest in Asia Fiber Holdings Limited of HK$7,407,000; and (iii) the net gain on dilution of the Group's interest in Pacificnet.com, Inc.

5. OTHER EXPENSES

	2001 *HK$'000*	2000 *HK$'000*
Impairment and revaluation loss on (*note a*):		
– toll highway	360,272	–
– properties under construction	63,257	–
– construction in progress (*note b*)	61,493	–
– hotel property	25,000	–
– machinery and equipment	17,863	–
– motor vehicles	1,156	–
	529,041	–
– properties under/held for development	28,793	–
– properties held for sale	11,081	–
– investment properties	19,977	–
– goodwill of subsidiaries and associates	14,005	26,724
– interest of an associate	3,587	–
Unrealised holding loss on investments in securities	139,972	482,656
Allowance for bad and doubtful debts	84,972	11,382
Loss on disposal of investments in securities	15,182	260,946
Loss on disposal of property, plant and equipment	2,827	–
Impairment loss recognised in respect of inventories	10,012	42,277
Impairment loss recognised in respect of loan and interest receivables	50,413	46,000
	909,862	869,985

Note:

(a) During the year, the directors of the Group reviewed the carrying amount of the property interests of the Group in light of the current market condition, and with reference to the valuation report made by independent firms of professional property valuers, the directors have identified impairment and revaluation loss on the properties held by the Group. Accordingly, the impairment and revaluation loss has been recognised in the consolidated income statements for the year.

(b) Since 1993, one of the Company's subsidiaries, Double Happiness Tyre Industries Corporation Limited ("DH") has undertaken the construction of a radial tire factory (the "Project"). In 1995, the Project was temporarily suspended and the total costs incurred for the Project up to 31st December, 2000 were approximately RMB257,844,000 (equivalent to approximately HK$242,107,000). These costs have been included in construction in progress. Managements of DH and its immediate holding Company, China Enterprises Limited ("China Enterprises" formerly China Tire e-commerce.com Limited and China Tire Holdings Limited) are in the process of formulating and compromising on a financing plan for the Project. A major reassessment on the capacity and technical specifications for the facility was carried out in 1999 and an appraisal ("the Appraisal") of the replacement costs of the facilities was also conducted by a third party PRC asset appraiser based on an assumption that the construction of the Project will be resumed. In the absence of a definite financing plan, the directors of China Enterprises also performed an assessment ("the Assessment") of the value of the assets of the Project as at 31st December, 1999.

Based on the results of the Appraisal and the Assessment, an aggregate potential impairment loss provision was made to write down the carrying value of the assets of the Project by approximately RMB122,400,000 (equivalent to HK$114,887,000) during the year ended 31st December, 1999.

A further assessment ("Second Assessment") on the assets of the Project was performed and a valuation of the fair market value of the assets was conducted by American Appraisal Hongkong Limited, an independent firm of professional valuer. Based on the results of the Second Assessment, the directors considered no further provision is required for the carrying value of the assets of the Project for the year ended 31st December, 2000.

As at 31st December, 2001, the management of DH and China Enterprises reviewed the carrying amount of the Project with reference to its estimated selling price. An impairment loss of HK$61,493,000, representing the difference between the estimated selling price and the carrying amount of the Project, has been identified and has been recognised in the consolidated income statement.

6. LOSS FROM OPERATIONS

	2001 *HK$'000*	2000 *HK$'000*
Loss from operations has been arrived at after charging:		
Staff costs		
– directors remuneration	2,696	10,593
– other staff costs	302,566	304,254
– retirement benefits scheme contributions, excluding directors	37,050	38,750
Total staff costs	342,312	353,597
Less: amount capitalised in toll highway, properties under/held for development and properties under construction	(6,565)	–
	335,747	353,597
Auditors' remuneration		
Current year	6,521	5,908
Overprovision in prior year	(2,135)	(21)
Depreciation and amortisation of property, plant and equipments:		
– owned assets	140,967	110,944
– assets under hire purchase contracts	7	–
Less: amount capitalised in toll highway	(231)	–
	140,743	110,944
Amortisatioin of intangible asset included in administrative expenses	4,934	448
Amortisation of goodwill included in administrative expenses	495	–
Loss on disposal of property, plant and equipment	2,827	310
Loss on disposal of investment properties	50	–
and after crediting:		
Net rental income in respect of premises after outgoings of HK$28,000 (2000: HK$36,000)	11,886	11,406

7. TAXATION

	2001 *HK$'000*	2000 *HK$'000*
The (credit) charge comprises:		
Hong Kong Profits Tax		
Overprovision in prior years	–	(183)
	–	(183)
Taxation in other jurisdictions	12,982	6,791
Overprovision in prior years	(7,000)	–
Taxation attributable to the Company and its subsidiaries	5,982	6,608

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. As the Company's PRC subsidiaries are Sino-foreign joint venture enterprises, they are eligible for certain tax holidays and concessions. Accordingly, certain of the PRC subsidiaries were exempted from PRC income tax or subject to tax at reduced rates. PRC income tax is calculated at the applicable rates relevant to the PRC subsidiaries.

8. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the year of HK$598,730,000 (2000: HK$730,682,000) and on the adjusted weighted average of 460,978,942 (2000: 459,375,955) ordinary shares in issue during the year, after adjustment for the effect of the consolidation of the Company's shares.

No disclosure of the diluted loss per share has been calculated for both years as the exercise of the share options would result in a decrease in loss per share.

FINAL DIVIDEND

The directors do not recommend the payment of a final dividend for the year ended 31st December, 2001. The dividend of HK$46,098,000 for 2000 represented final dividend for 1999 at HK$0.01 per ordinary share as a result of adoption of revised SSAPs 9 as described in note 1.

ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the year ended 31st December, 2001 totaled HK$3.234 billion, representing an increase of 2.4% from HK$3.158 billion over the last year. During the year of 2001, the revenue generated from newspaper publication and from the trading of Chinese and western pharmaceutical products become new sources of income for the Group which were accounted for the increase in revenue.

The Group's audited consolidated loss attributable to shareholders for the year ended 31st December, 2001 amounted to HK$598.7 million, representing a decrease of approximately 18.1% from HK$730.7 million recorded in last year. The losses incurred was mainly attributable to the impairment and revaluation losses on toll road and investment properties, operating losses in the Group's tire operations, newspaper publishing as well as unrealised loss on investments in securities.

LIQUIDITY AND FINANCIAL RESOURCES

During the year of 2001, the Group financed its operations through cash generated from its business activities, banking facilities provided by its bankers and disposing of under-performing investments.

The Group's short term borrowing has been reduced from HK$1,352 million as at 31st December, 2000 to approximately HK$922 million as at 31st December, 2001. Long-term borrowing has been decreased from HK$595 million as at 31st

December, 2000 to approximately HK$593 million as at 31st December, 2001. As a result, the Group's total borrowing has been reduced from HK$1,947 million as at 31st December, 2000 to approximately HK$1,515 million as at 31st December, 2001 representing a decrease of 22.2%. The gearing ratio, calculated to the total long term borrowing divided by total shareholders funds increased from 0.209 to 0.267.

Cash and bank balances amounted to approximately HK$745 million, most of which mostly were denominated in Hong Kong dollars ,US dollars, Australian dollars and Renminbi. The Company was not exposed to any material exchange rate fluctuation during the year under review.

COMMENTS ON SEGMENTAL INFORMATION AND SIGNIFICANT INVESTMENTS

China Enterprises Limited

For the period under review, China Enterprises Limited ("China Enterprises"), a subsidiary of the Company listed in the New York Stock Exchange reported that persistent competition and tough operating conditions depressed overall results for the year. Tire prices in China declined by approximately 3-5% despite soften raw material prices. Despite the above, China Enterprises managed to increase revenue by 20% to RMB2.75 billion for the year (2000: RMB2.3 billion). This was mainly due to increased sales volume especially for domestic radial tires due to the abolishment of the 10% consumption tax effect starting from 1st January, 2001. Hangzhou Zhougce Rubber Co., Ltd. ("Hangzhou factory") continued to be the best performer and recorded a 29% increase in its revenue to RMB2.06 billion as a result of increased sales volume. Hangzhou factory achieved net income of RMB53.5 million for the year 2001 compared to a net loss of RMB1.6 million last year mainly due to better profit margin achieved. The Yinchuan C.S.I. (Great Wall) Rubber Co., Ltd. incurred a net loss of RMB162.2 million in the year 2001 compared to a net loss of RMB47.8 million in 2000 due to decline of 5% in turnover.

Loss before taxation and minority interests was RMB97.9 million (2000: RMB76.7 million) and net loss after tax and minority interest was RMB50.3 million for the year (2000: RMB58.2 million). During the year, China Enterprises decided to dispose its entire interest in Double Happiness Tyre Industries Company Limited, a 55% subsidiary of the Company which was deemed non-performing and written off to the income statement. As a result, consolidated net loss of China Enterprises was RMB135.4 million for the year ended 31st December, 2001 (2000: RMB 79.4 million).

In the fourth quarter of 2001, China Enterprises received notification from the New York Stock Exchange ("NYSE") that China Enterprises failed to maintain a minimum total average market capitalization of US$15 million over a consecutive 30 trading-day period. A business plan was submitted to the NYSE in early 2002 that outlined China Enterprises' plan to comply with the listing requirement. China Enterprise will be subject to an 18-month monitoring period by the NYSE. There is no assurance that the NYSE will accept the plan and decide to allow China Enterprises to remain listed. In the event that China Enterprises' shares cease to be listed on the NYSE, China Enterprises will consider an alternative listing venue.

China Land Group Limited

During the year, China Land Group Limited ("China Land") reported turnover of approximately HK$114.9 million when compared to last year's figure of approximately HK$69.7 million. The increase was mainly attributable to sale of properties in both Hong Kong and the People's Republic of China ("the PRC").

China Land reported a net loss of HK$394 million in 2001 compared to a net loss of HK$583 million in 2000. The operating loss for the year included provisions made for revaluation deficits of the toll road, investment properties, diminution in value of properties and investment securities totaling HK$508 million, after consideration of various underlying conditions of China Land's assets. The loss for the year before making provisions was HK$33 million.

Barring unforseeable circumstances, China Land does not anticipate any further significant provisions for impairment and revaluation losses in the coming year.

The year under review was an eventful year to China. The economy of China was stimulated by its accession to the World Trade Organization and the exciting news that the 2008 Olympic Games will be held in Beijing. China Land was eager to increase its recurring income. The construction works of China land's project in Guangzhou were resumed with a view to increase the rental income from China Land's leasing business. The construction works of the toll road project in Shenzhen were substantially completed at the end of year 2001. It is expected that Shenzhen Highway and Paul Y. Plaza will contribute significant recurring income to China Land in the forthcoming years. In July 2001, China Land was successful in raising funds through the placing and subscription of new shares.

Australia Net.Com Limited

Australia Net.Com Limited ("ANC"), an Australia Stock Exchange listed subsidiary, recorded a consolidated loss after income tax of A$11,470,299 compared with a consolidated profit after income tax of A$1,076,988 for the preceding year. During the year, the directors of ANC continued to look at strategic investment opportunities with a view to recapitalising ANC. Unfortunately no investments were identified that were satisfied to meet the vision for the future of ANC. Given the substantial financial resources of ANC, the directors of ANC are confident that a suitable investment opportunity will ultimately be identified.

Tung Fong Hung Investment Limited ("Tung Fong Hung")

Tung Fong Hung, a wholly owned subsidiary of the Company since November 2001, has been playing an active role in the modernisation of Chinese medicine. Through setting up factory facilities in Zhongshan and Tai Po, Tung Fong Hung's manufacturing facilities are advanced to "Good Manufacturing Practice" (GMP) standard for the manufacturing of health food and western pharmaceutical products. This is a break-through that will lead the group to the international market. With great effort and vision to commercialise and modernise its products in the medicine industry in the local and international market, Tung Fong Hung also actively takes part in clinical researches, international conferences and exhibitions, sponsorships and joint scientific research projects.

Tung Fong Hung is working diligently in developing new products. "Chien-Ti-Qing-Hui-Wan (CTW)", a herbal health products manufactured by the group which is an ideal health product for slimming, maintaining good health and cleansing the bowels, becomes a hot seller in the year. International experts and authoritative research institutes are engaged to verify the therapeutic functions of CTW, all with positive results.

With effective well selected sales channel, Tung Fong Hung has extended its retailing business network to nearly 100 outlets spreading around Hong Kong, mainland China, Taiwan, Canada and Singapore.

MATERIAL ACQUISITIONS AND DISPOSALS

In April, 2001, the Company announced the consolidation for every ten issued and unissued shares into one consolidated share (the "Consolidated Share") and reduction of the nominal value of each of the issued and unissued Consolidated Shares from HK$1.00 to HK$0.10 (the "Capital Reduction") (collectively the "Capital Reorganisation"). The petition for the confirmation of the Capital Reduction was heard by the Court on Tuesday, 31st July, 2001. The Capital Reorganisation was effective from 10th August, 2001.

On 18th May, 2001, the Company and Star East Holdings Limited ("Star East") entered into a conditional agreement with Upland Profits Limited, a wholly-owned subsidiary of Capital Strategic Investment Limited ("CSI") in respect of the disposal of shares in and shareholder loans from Gold Brilliant Limited ("Gold Brilliant"), a company beneficially held as 65% by the Company and as to 35% by Star East, for the consideration of HK$206 million. Gold Brilliant holds 74.99% shareholding in Premium Land Limited ("Premium Land") (formerly known as Sing Pao Media Group Limited). At the same time, the Company through Expert Solution Limited ("Expert Solution"), which was owned as to 65% by the Company and as to 35% by Star East, entered into a disposal agreement regarding the acquisition of the entire issued share capital of and shareholder loan to Actiwater Resources Limited ("Actiwater Resources"), a wholly-owned subsidiary of Premium Land whose principal activities are publication of Sing Pao Daily News, books and magazine publishing and an Internet portal specializing mainly in news and information in China, for a cash consideration of HK$110 million. Further details can be found in circular to shareholders dated 18th June, 2001. Completion of the aforesaid transactions took place on 9th July, 2001.

On 17th September, 2001, Hansom Easter (Holdings) Limited ("Hansom") (formerly known as Tung Fong Hung (Holdings) Limited) had served a notice of exercise of an option granted by See Ying Limited ("See Ying"), a wholly-owned subsidiary of the Company, to Hansom to require See Ying to purchase 5,100 shares representing 51% of the issued share capital of Tung Fong Hung within a period of two years from the date of a share purchase and option agreement dated 10th November, 2000 for the consideration of HK$45,900,000. After completion of the transaction, Tung Fong Hung became a wholly-owned subsidiary of the Company.

On 24th September, 2001, Expert Solution entered into an acquisition agreement (the "Acquisition Agreement") with Sing Pao Media Group Limited ("Sing Pao") (formerly known as STAREASTnet.com Corporation) regarding the disposal of the entire issued share capital of and shareholder's loan of approximately HK$210.50 million to Actiwater Resources for consideration of HK$210 million (the "Consideration"). The Consideration will be satisfied as to HK$50 million in cash and HK$160 million by the issue of 1,600 million new shares in Sing Pao at HK$0.10 per share. Completion of the aforesaid transaction took place on 4th December, 2001.

On 1st February, 2002, Million Good Limited, a wholly-owned subsidiary of China Enterprises and Ananda Wing On Travel (Holdings) Limited ("Ananda") entered into a subscription agreement (the "Subscription Agreement") in respect of the subscription of 4,800,000,000 new shares of HK$0.01 each in the capital of Ananda at an issue price of HK$0.027 per share which will be paid upon completion of the Subscription Agreement. At the same time, China Enterprises and Ananda entered into a subscription agreement (the "CN Agreement") regarding the subscription of the convertible note issued by Ananda to China Enterprises or its nominee for a consideration of HK$120,000,000 which will be paid upon completion of the CN Agreement. Further details can be found in circular to shareholders dated 4th March, 2002.

In March, the Company announced to propose to raise about HK$138.3 million, before expense, by issuing not less than 921,957,884 new shares by the rights issue with the bonus issue at a price of HK$0.15 per rights share. The Company will provisionally allot two rights shares for every one existing share held by the qualifying shareholders on the record date with bonus warrants in the proportion of three units of subscription rights with initial subscription price of HK$0.17 for every ten rights shares taken up.

PROSPECTS

Having achieved a Gross Domestic Productivity of 7.3% in 2001, China is expected to continue to maintain the same economic growth momentum. At the same time, China's accession into the World Trade Organisation, its success in winning the bid for the 2008 Olympic Games and the recent reduction in the domestic interest rate will be highly beneficial to our existing business operations in China. The Group will continue to solidify and focus on expanding its strategic lead in China's tire manufacturing, property and infrastructure operations. With China's high growth potential and an expected recovery of the economies of Southeast Asian countries in the near term, the Group is actively looking for new investment opportunities in the region especially in China, to diversify operations into new markets and industries and continue to provide long term value to shareholders.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

As at 31st December, 2001, the Group employed approximately 16,175 (2000: 15,548) staff. Remuneration packages comprised of salary and year-end bonuses based on individual merits. No share options were granted or exercised during the year ended 31st December, 2001.

CONTINGENT LIABILITIES

(a) At 31st December, 2001, the Group had given guarantees to banks in respect of banking facilities granted to outsiders of approximately HK$181 million (31.12.2000: HK$279 million). In addition, the Group has given guarantees to banks in respect of banking facilities granted to associates amounted to approximately HK$2 million (31.12.2000: HK$2 million).

(b) The Company granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly owned subsidiary of the Company and MTR for the leased properties.

(c) In August 1999, the architect of Paul Y. Plaza (formally known as Jiangnan Centre) initiated legal proceedings against Eventic Limited ("Eventic"), a wholly owned subsidiary of China Land in respect of claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively.

Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervision services provided.

In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. At the date of this report, the proceedings are still ongoing. After taking into consideration the advice of the Group's legal counsel, the directors consider the outcome of the proceedings will not have material adverse financial effect in the Group.

(d) In July 2001, Huizhou World Express Property Ltd. ("Huizhou World Express"), an indirect non-wholly owned subsidiary of the China Land, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province, the PRC, in its capacity as the guarantor of Huizhou Jia Cheng Group Co., Ltd. ("Huizhou Jia Cheng"), the main contractor for the construction of Hongkong Macau Square Huizhou, under a guarantee letter dated 7th September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was RMB243,563,200, being the construction costs of RMB167,503,200 paid by Huizhou World Express to Huizhou Jin Cheng together with the damages for the amount of RMB76,060,000.

As at date of this announcement, Huizhou World Express is waiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction costs of Hongkong Macau Square has already been written off, the Board is of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

(e) In November 2001, the purchasers (the "Purchasers") of certain properties of Hongkong Macau Square, Huizhou according to the pre-sale agreements dated 7th September, 1994 initiated legal proceedings against Huichou World Express for failure to hand over the properties of Hongkong Macau Square to the Purchasers. The amount claimed by the Purchasers were approximately HK$76.6 million, being the pre-sale deposits together with damages of RMB64.2 million and relevant legal expenses.

In January 2002, Huizhou World Express has filed its defences alleging that in accordance with the terms of the above mentioned agreements, any disputes between the contractual parties should be resolved by means of arbitration. As at the date of the announcement, the Intermediate People's Court of Huizhou, Guangdong Province is still considering the cases. At this stage, the outcome cannot be predicted with certainty.

PLEDGE OF ASSETS

At 31st December, 2001, the following assets were pledged to secure credit facilities granted to the Group:

(a) Bank loans and other borrowings – due after one year
- Investment properties with a carrying value of HK$17,630,000 (2000: HK$32,130,000)
- Certain property, plant and equipment with a carrying value of HK$198,436,000 (2000: HK$238,033,000)
- Investment in security of HK$5,244,000 (2000: Nil)
- Certain shares in associates with carrying value of approximately HK$53,189,000 (2000: Nil).

(b) Bank loan and other borrowings – due within one year

Bank deposits of HK$83,520,000 (2000: HK$612,351,000)

Shenzhen Longchen Xinyuan Industrial Co., Ltd. ("Longchen Xinyuan") pledged its right to toll fee income to a bank to secure the credit facilities for the year ended 31st December, 2000 and 2001.

At 31st December, 2000, a subsidiary of China Land issued two debentures in favour of a bank by way of creating a first floating charge on its entire interest in Longchen Xinyuan pledged with a carrying value of HK$618,999,000 to secure the credit facilities. The debentures were released upon repayment of the bank borrowings during the year.

PURCHASE, SALE OR REDEMPTION OF SHARES

There was no purchase, sale or redemption of shares of the Company by the Company or its subsidiaries during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the year, except that the Independent Non-Executive Directors of the Company are not appointed for specific terms as they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, financial reporting process and internal control matters including a review of the audited financial report for the year ended 31st December, 2001.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website (http://www.hkex.com.hk) in due course.

By order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 16th April, 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of China Strategic Holdings Limited (the "Company") will be held at 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 31st May, 2002 at 11:30 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31st December, 2001;
2. To re-elect Directors and fix their remuneration;
3. To re-appoint Auditors and to authorise the Directors to fix their remuneration; and
4. As special business, to consider and if thought fit, to pass the following ordinary resolutions:

1. "THAT:

(a) subject to sub-paragraph (c) below, pursuant to Section 57B of the Companies Ordinance of Hong Kong, the exercise by the Directors during the Relevant Period of all powers of the Company to allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power, after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in sub-paragraphs (a) and (b) above, otherwise than pursuant to a Rights Issue and the exercise of options granted under any share option scheme adopted by the Company, shall not in aggregate exceed 20 percent of the nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(aa) the conclusion of the next Annual General Meeting of the Company;

(bb) the expiration at the period within the next Annual General Meeting of the Company is required by the law or the articles of association of the Company to be held; and

(cc) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer made to the shareholders of the Company, excluding for that purpose any shareholder who is resident in a place where such offer is not permitted or is impracticable under the law of that place, and, where appropriate, to holders of other equity securities for the time being to issue (if any) entitled to be offered them pro rata (apart from fractional entitlements) to their existing holdings of shares in the capital of the Company (or such other equity securities)."

2. "THAT:

(a) the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the total nominal amount of the shares in the capital of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 percent of the total nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(aa) the conclusion of the next Annual General Meeting of the Company;

(bb) the expiration of the period within which the next Annual General Meeting of the Company is required by the law or the articles of association of the Company to be held; and

(cc) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

3. "THAT:

the general mandate granted to the Directors to allot, issue and deal with additional shares in the capital of the Company pursuant to Resolution 1 set out above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 2 above, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this Resolution."

By Order of the Board
Chan Yan Yan, Jenny
Secretary

Dated this 16th day of April, 2002

Notes:

1. Any member entitled to attend and vote may appoint one or more proxies to attend the meeting and on a poll vote instead of him. A proxy may not be a member of the Company.
2. The form of proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.
3. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Company's share registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
4. An explanatory statement giving the details of the proposed grant of a mandate to repurchase shares of the Company will be sent to shareholders of the Company together with the 2001 Annual Report.

Hong Kong iMail Thursday, April 25, 2002



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

DELAY IN DESPATCH OF CIRCULAR

Reference is made to the joint announcement of China Strategic Holdings Limited, Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited dated 14th March 2002 (the "Joint Announcement") and an announcement of China Strategic Holdings Limited dated 3rd April, 2002. The directors of the Company wish to announce that the despatch of the Circular will be further postponed to on or before 10th May, 2002.

Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the Joint Announcement.

EXTENSION OF TIME FOR DESPATCH OF CIRCULAR

Pursuant to Rule 8.2 of the Takeovers Code, the circular relating to the Rights Issue with Bonus Issue and the application of the Whitewash Waiver (the "Circular") should have been posted by 4th April, 2002. On 3rd April, 2002, the directors of the Company announced that the despatch of the Circular was to be postponed to on or before 25th April, 2002. However, in view of the additional time required to prepare the valuation reports of the Company and its subsidiaries for inclusion in the Circular, the despatch of the Circular will be further delayed. Application for an extension of time has been made to the Executive to despatch the Circular on or before 10th May, 2002.

EXPECTED TIMETABLE

Due to the aforesaid delay in despatch of the Circular, the expected timetable is revised as follows:

	2002
Despatch of Circular to Shareholders on or before	10 May
Last day of dealing of Shares on a cum-rights basis	23 May
First day of dealing of Shares on an ex-rights basis	24 May
Latest time for Shareholders to lodge transfer of Shares in order to qualify for the Rights Issue	4:00 p.m. on 27 May
Register of members closed	28 May to 4 June
Latest time for lodging proxy forms	10:00 a.m. 2 June
EGM	10:00 a.m. 4 June
Record Date	4 June
Register of members re-open	5 June
Prospectus Documents to be despatched	7 June
First day of dealing in nil-paid Rights Shares	11 June
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on 14 June
Last day of dealing in nil-paid Rights Shares	19 June
Latest time for payment and acceptance of Rights Shares	4:00 p.m. on 24 June
Each of the Underwriting Agreement becomes unconditional	4:00 p.m. on 26 June
Publication of announcement of results of Rights Issue and any excess application on newspapers	28 June
Despatch of refund cheques for wholly or partially unsuccessful applications for excess Rights Shares	2 July
Despatch of certificates for fully-paid Rights Shares and Bonus Warrants	2 July
Commencement of dealings of fully-paid Rights Shares and Bonus Warrants	10:00 a.m. on 4 July

By Order of the Board
Lien Kait Long
Director

Hong Kong, 24th April, 2002

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

File No. 82-3596

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Strategic Holdings Limited, you should at once hand this document to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES OF THE COMPANY

A notice convening the annual general meeting of China Strategic Holdings Limited to be held at 7/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Friday, 31st May, 2002 at 11:30 a.m. is contained in the Annual Report 2001 of the Company. Whether or not you are able to attend the meeting in person, please complete the enclosed form of proxy in accordance with the instructions printed thereof and return it to the share registrar of the Company, Standard Registrars Limited at 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as practicable and in any event not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

30th April, 2002

DEFINITIONS

In this document, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held on Friday, 31st May, 2002 at 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong at 11:30 a.m.
"Companies Ordinance"	the Companies Ordinance (Chapter 32) of the Laws of Hong Kong
"Company"	China Strategic Holdings Limited (中策集團有限公司), a company incorporated in Hong Kong with limited liability under the Companies Ordinance whose shares are listed on the Stock Exchange
"Directors"	the directors of the Company
"Hanny Group"	Hanny Holdings Limited and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Latest Practicable Date"	25th April, 2002, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Paul Y. Group"	Paul Y. - ITC Construction Holdings Limited and its subsidiaries
"Share(s)"	share(s) of HK$0.1 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers



CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman and Chief Executive Officer)*
Yap, Allan *(Vice Chairman)*
Chau Mei Wah, Rosanna
Lien Kait Long
Li Wa Kin
David Edwin Bussmann*
Choy Hok Man, Constance*

Registered Office:
8th Floor
Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Alternate Directors:
Chan Kwok Hung *(Alternate to Chan Kwok Keung, Charles)*
Lui Siu Tsuen, Richard *(Alternate to Yap, Allan)*
Lau Ko Yuen, Tom *(Alternate to Chau Mei Wah, Rosanna)*

* *Independent non-executive Director*

30th April, 2002

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES OF THE COMPANY

INTRODUCTION

Pursuant to the Listing Rules and the Companies Ordinance, listed companies incorporated in Hong Kong may in certain circumstances, if authorised by their Articles of Association, purchase their own shares.

On 31st May, 2001, general mandates were given by the Company to the Directors to exercise the powers of the Company to repurchase Shares and to issue new Shares. Under the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company. Ordinary resolutions will therefore be proposed at the forthcoming Annual General Meeting for the grant of these general mandates.

The purpose of this circular is to provide you with information regarding the proposed general mandates to repurchase Shares, to issue new Shares and to include Shares repurchased under the Repurchase Mandate in the Share Issue Mandate (the "Extension Mandate") in order to enable you to make an informed decision on whether to vote for or against the respective resolutions to be proposed at the Annual General Meeting.

GENERAL MANDATE TO ISSUE NEW SHARES OF THE COMPANY

The ordinary resolution as set out in the notice convening the Annual General Meeting will be proposed for granting to the Directors a general and unconditional mandate to allot, issue and deal with new Shares of the Company not exceeding 20 per cent of the issued share capital of the Company as at the date of passing that ordinary resolution (the "Share Issue Mandate") and extending the Share Issue Mandate by adding to share repurchased under the Repurchase Mandate (as hereinafter defined).

GENERAL MANDATE FOR REPURCHASE BY THE COMPANY OF ITS OWN SHARES

Your attention is drawn to an ordinary resolution as set out in the notice convening the Annual General Meeting. Such ordinary resolution proposes to give a general and unconditional mandate to the Directors to exercise the powers of the Company to repurchase, at any time until the conclusion of the next annual general meeting of the Company or such earlier period as stated therein. Shares up to a maximum of 10 per cent. of the issued share capital of the Company as at the date of passing that ordinary resolution ("Repurchase Mandate").

An explanatory statement, required under the Listing Rules, providing the requisite information regarding the Repurchase Mandate is set out in the Appendix hereto.

ANNUAL GENERAL MEETING

Notice of the Annual General Meeting to be held on 31st May, 2002 is contained in the Annual Report of the Company for the year ended 31st December, 2001 which is being sent with this document. A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you intend to be present at the Annual General Meeting, you are requested to complete the form of proxy and return it to the share registrars, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, in accordance with the instruction printed thereon not less than 48 hours before the time fixed for holding the Annual General Meeting.

RECOMMENDATION

The Directors believe that the ordinary resolutions for the Repurchase Mandate, Shares Issue Mandate and Extension Mandate are all in the best interest of the Company and its shareholders as a whole. Accordingly, the Directors recommend that all shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Lien Kait Long
Executive Director

This Appendix serves as an explanatory statement required to be sent to shareholders of the Company under the Listing Rules in connection with the proposed Repurchase Mandate and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

(1) SHARE CAPITAL

It is proposed that up to 10% of each of the Shares in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. At the Latest Practicable Date, 460,978,942 Shares (not taking into accounts of shares falling to be issued pursuant to the rights issue which was announced on 14th March, 2002 and is expected to be completed in July 2002) were in issue. On the basis of such figure (and assuming no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of passing such resolution), the Directors would be authorised to repurchase up to a limit of 46,097,894 Shares.

(2) REASONS FOR REPURCHASES

The Directors believe that it may be to the benefit of the Company and its shareholders for the Company to repurchase its Shares in certain circumstances. For example, depending on market conditions and funding arrangements at the time, such repurchase may enhance the net assets value and/or earnings per share. Therefore, the Directors are seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate.

(3) FUNDING OF REPURCHASES

It is envisaged that the funds required for any repurchase would be derived from the capital paid up on the Shares being repurchased and from the distributable profits of the Company in accordance with the Laws of Hong Kong and the Company's memorandum and articles of association.

It is not envisaged that any repurchase of Shares pursuant to the Repurchase Mandate (including repurchase of the maximum number of Shares under such mandate effected in full at any time during the period of the mandate) would have a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in its most recent published audited accounts for the year ended 31st December, 2001.

(4) SHARE PRICE

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Shares	
	Highest	Lowest
	HK$	*HK$*
April 2001	1.380A	1.000A
May 2001	1.200A	0.770A
June 2001	1.020A	0.840A
July 2001	1.000A	0.810A
August 2001	0.950A	0.600
September 2001	0.630	0.350
October 2001	0.450	0.380
November 2001	0.440	0.300
December 2001	0.430	0.330
January 2002	0.425	0.345
February 2002	0.420	0.360
March 2002	0.410	0.250

Note: A – Adjusted for Share consolidation 10 to 1 with effect from 10th August, 2001.

(5) GENERAL

There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of Directors who have a present intention, in the event that the general mandate is granted by shareholders, to sell any Shares to the Company.

No connected persons of the Company (as defined in the Listing Rules) have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the Repurchase Mandate is approved by shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchase pursuant to the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of Hong Kong and the memorandum and articles of association of the Company.

(6) TAKEOVERS CODE

If as the result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of Rule 32 of the Takeovers Code. As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Paul Y. Group and Hanny Group each of them held 80,440,000 Shares (not taking into accounts of shares falling to be issued pursuant to the rights issue which was announced on 14th March, 2002 and is expected to be completed in July, 2002), representing each approximately 17.45% and in aggregate of 34.90% of the existing issued share capital of the Company. In the event that the Directors exercised in full the power to repurchase Shares in accordance with the terms of Repurchase Mandate, the shareholding of the Paul Y. Group and the Hanny Group in the Company each of them would be increased to 19.39% and in aggregate of 38.78% of the issued share capital of the Company. As a result, the Paul Y. Group and the Hanny Group would be required under the Takeovers Code to make a mandatory offer for all the outstanding Shares of the Company pursuant to such increase. The Directors have no present intention to exercise in full power to repurchase shares proposed to be granted pursuant to the Repurchase Mandate.

(7) SHARE REPURCHASES MADE BY THE COMPANY

No purchases have been made by the Company of its Shares in the six months prior to the date of this document.

此乃要件　請即處理

閣下如對本文件或所應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中策集團有限公司股份全部售出或轉讓，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

發行及購回本公司股份之一般授權

中策集團有限公司謹定於二零零二年五月三十一日星期五上午十一時三十分於香港九龍觀塘鴻圖道51號保華企業中心7樓舉行股東週年大會，大會通告載於本公司二零零一年年報。無論　閣下能否親身出席大會，務請盡快按照印列之指示填妥隨附之代表委任表格並交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，惟在任何情況下最遲須於大會或任何續會指定舉行時間48小時前交回。填妥並交回代表委任表格後，　閣下仍可親自出席大會，並於會上投票。

二零零二年四月三十日

釋　義

於本文件內，除文義另有所指外，下列詞彙具有以下之涵義：—

「股東週年大會」	指	本公司於二零零二年五月三十一日星期五上午十一時三十分於香港九龍觀塘鴻圖道51號保華企業中心7樓舉行之股東週年大會
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中策集團有限公司，根據公司條例於香港註冊成立之公司，其股份於聯交所上市
「董事」	指	本公司之董事
「錦興集團」	指	錦興集團有限公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	香港法定貨幣港元
「最後實際可行日期」	指	二零零二年四月二十五日，即本文件印發前可確定本文件所述之若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「保華集團」	指	保華德祥建築集團有限公司及其附屬公司
「股份」	指	本公司股本中每股面值0.1港元之股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則



CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)

董事：
陳國強(主席兼行政總裁)
Yap, Allan(副主席)
周美華
連克農
李華健
卜思問*
蔡學雯*

替代董事：
陳國鴻(替代陳國強)
呂兆泉(替代Yap, Allan)
劉高原(替代周美華)

* 獨立非執行董事

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心
8樓

敬啟者：

發行股份及購回股份之一般授權

緒言

根據上市規則及公司條例，於香港註冊成立之上市公司可在若干情況下(如獲其公司組織章程授權)購回其本身之股份。

於二零零一年五月三十一日，本公司授予董事一般授權，以行使本公司之權力購回股份及發行新股份。根據公司條例及上市規則，該等一般授權將於本公司即將舉行之週年大會結束時失效。因此，將會於即將舉行之股東週年大會上提呈授出該等一般授權之普通決議案。

本通函旨在向　閣下提供有關購回股份之建議一般授權、發行新股份及將根據購回授權購回之股份納入發行股份授權(「擴大授權」)之資料，讓　閣下可就於股東週年大會上提呈之各項決議案投票贊成或反對時作出知情之決定。

發行本公司新股份的一般授權

召開股東週年大會之通告所載之普通決議案將予提呈，向董事授予可配發、發行及處理不超過本公司於通過該項普通決議案之日已發行股本20%之本公司新股份之一般及無條件授權(「發行股份授權」)及藉將回購股份加入購回授權(定義見下文)中而擴大發行股份授權。

本公司購回其本身股份之一般授權

務請　閣下垂注召開股東週年大會之通告所載之普通決議案。該項普通決議案建議向董事授予一項一般及無條件授權，以行使本公司之權力於本公司下屆股東週年大會結束前之任何時間內或本通函所述之較早期間購回最高達本公司於通過該項普通決議案之日已發行股本10%之股份(「購回授權」)。

根據上市規則之規定，一份提供有關購回授權之必要資料之説明函件載於本通函之附錄。

股東週年大會

股東週年大會定於二零零二年五月三十一日舉行，有關通告載於本公司截至二零零一年十二月三十一日止年度之年報(隨本文件一併寄發)。茲附奉股東週年大會適用之代表委任表格。無論　閣下是否有意出席股東週年大會，均務請　閣下將代表委任表格按印備之指示填妥，並於股東週年大會指定舉行時間48小時前交回股份過戶登記處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。

推薦意見

董事相信購回授權、發行股份授權及擴大授權之普通決議案在整體上乃符合本公司及其股東之最佳利益。因此，董事提議全體投東在股東週年大會上對所有決議案投贊成票。

此致

列位股東　台照

代表董事會
執行董事
連克農
謹啟

二零零二年四月三十日

本附錄乃作為根據上市規則須就購回授權建議寄發予本公司各股東之說明函件，亦根據公司條例第49BA條之規定構成備忘錄。

(1) 股本

現建議可購回於通過批准一般授權之決議案當日之已發行股份最多達10%。於最後實際可行日期，460,978,942股股份（並不包括於二零零二年三月十四日公佈根據配股而發行之股份並預期於二零零二年七月完成）已予發行。根據該數字計算（並假設於最後實際可行日期後直至通過該決議案之日為止將不會進一步發行或購回股份），董事將獲授權購回最多不超過46,097,894股股份。

(2) 購回股份之原因

董事相信，在若干情況下購回股份可能對本公司及其股東有利。舉例來說，視乎當時之市況及資金安排而定，購回股份可提高每股資產淨值及／或每股盈利。因此，董事現正尋求授予本公司一般授權購回股份，使本公司在適當時可靈活購回股份。

(3) 購回之資金

預料任何購回所需資金將按照香港法例及本公司之公司組織章程及大綱及細則規定取自所購回股份之實繳資本以及本公司之可供分派溢利。

預料根據購回授權而進行之股份購回（包括在該授權生效期內任何時間購回最多可購回之股份數目）均不會對本公司之營運資金或負債比率（相對於其最近公佈截至二零零一年十二月三十一日止年度之經審核賬目所披露之狀況而言）造成重大之不利影響。

(4) 股價

以下為股份於過去十二個月每月在聯交所錄得之最高及最低成交價：

	股份	
	最高價	最低價
	港元	港元
二零零一年四月	1.380*	1.000*
二零零一年五月	1.200*	0.770*
二零零一年六月	1.020*	0.840*
二零零一年七月	1.000*	0.810*
二零零一年八月	0.950*	0.600
二零零一年九月	0.630	0.350
二零零一年十月	0.450	0.380
二零零一年十一月	0.440	0.300
二零零一年十二月	0.430	0.330
二零零二年一月	0.425	0.345
二零零二年二月	0.420	0.360
二零零二年三月	0.410	0.250

附註：由二零零一年八月十日起將每10股份合併為1股之調整價。

(5) 一般事項

董事或(董事在作出一切合理查詢後所知)彼等之任何聯繫人士(定義見上市規則)目前概無意在股東授出一般授權之情況下，出售任何股份予本公司。

並無本公司之關連人士(定義見上市規則)曾知會本公司表示擬出售股份予本公司，亦並無該等人士承諾在股東批准購回授權後，不會出售該等股份予本公司。

董事已向聯交所承諾將按照上市規則、香港之適用法例及本公司之公司組織章程大綱及細則，根據購回授權行使本公司購回股份之權力。

(6) 收購守則

如因購回股份而導致股東在本公司所佔之投票權益比例增加，就收購守則而言，該項權益增加將視為一項收購。因此，股東或一群一致行動之股東可視乎股東權益之增加水平而定取得或鞏固其於本公司之控制權，而須遵照收購守則第26條提出強制性收購建議。

於最後實際可行日期，保華集團及錦興集團各持有80,440,000股股份(並不包括於二零零二年三月十四日公佈根據配股而發行之股份並預期於二零零二年七月完成)，即各自佔有約17.45%及共佔有34.90%本公司現有已發行股本。如董事根據購回授權之條款全面行使權力購回股份，則保華集團及錦興集團各自及共佔本公司之持股量將會增至19.39%及38.78%本公司已發行股本。因此，保華集團及錦興集團須就該權益增加而要根據收購守則之規定就本公司所有已發行股份提出強制性收購建議。董事現時無意全面行使將建議授出之購回授權之權力。

(7) 本公司購回股份

於本文件刊發日期前六個月內，本公司並無購回其任何股份。